UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM S-11
REGISTRATION STATEMENT
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

GLOBAL MEDICAL REIT INC.

(Exact name of registrant as specified in its governing instruments)

4800 Montgomery Lane, Suite 450
Bethesda, MD 20814
(202) 524-6851

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David A. Young
Global Medical REIT Inc.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814
(202) 524-6851

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel M. LeBey	**Wayne D. Boberg**
Vinson & Elkins L.L.P.	**Winston & Strawn LLP**
7400 Beaufont Springs Drive, Suite 300	**35 W. Wacker Drive**
Richmond, Virginia 23225	**Chicago, Illinois 60601**
(804) 327-6310	**(312) 558-5600**
(804) 479-8286 (fax)	**(312) 558-5700 (fax)**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE ___, 2016

PROSPECTUS

Global Medical REIT Inc.

9,100,000 Common Stock

Global Medical REIT Inc. is a Maryland corporation engaged primarily in the acquisition of licensed, state-of-the-art, purpose-built healthcare facilities and the leasing of these facilities to leading clinical operators with dominant market share. We intend to produce increasing, reliable rental revenue by leasing each of our healthcare facilities to a single market-leading operator under a long-term triple-net lease. We are externally managed and advised by Inter-American Management LLC. Our management team has significant healthcare, real estate and public real estate investment trust, or REIT, experience and has long-established relationships with a wide range of healthcare providers, which we believe will provide a competitive advantage in sourcing our growth opportunities to produce attractive risk-adjusted returns.

This is the initial public offering of Global Medical REIT Inc. We are offering 9,100,000 shares of our common stock, $0.001 par value per share. We expect the public offering price of the shares of common stock in this offering to be between $10.00 and $12.00 per share. Currently, our common stock is traded on the OTC under the symbol "GMRE." The last reported sales price of our common stock on the OTC, reported on February 1, 2016, was $0.125. We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol "GMRE." The last reported sale price of our common stock on the OTC may not be indicative of the public offering price of our common stock in this offering or the market price for our common stock on the NYSE.

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. Shares of our common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership to no more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock.

––––––––––––––

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 26 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds, before expenses, to us	$	$

––––––––––––––

(1) The underwriters have agreed that up to 910,000 of the shares offered in this offering will be reserved for sale at the initial public offering price to investors identified by us with whom we have an existing relationship. No advisory fee will be paid to Wunderlich relating to any shares sold to these identified investors, and the underwriting discount will be $ per share, or 1% of the initial public offering price, for any such shares. If all 910,000 of the shares reserved for sale to these investors are sold in this manner, then the total underwriting discounts and commissions in this offering will be $ and the proceeds, before expenses, to us in this offering will be $. See "Underwriting" for a detailed description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to 1,365,000 additional shares of common stock at the public offering price, less the underwriting discount, solely to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $ and our total proceeds, before expenses, will be $.

Delivery of the shares of our common stock in book-entry form is expected to be made on or about , 2016.

––––––––––––––

Book-Running Managers

Wunderlich   Oppenheimer & Co.

Co-Lead Managers

BB&T Capital Markets   Compass Point   D.A. Davidson & Co.

, 2016

PROSPECTUS SUMMARY

This summary highlights key aspects of this offering. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the more detailed information set forth under the caption "Risk Factors," the historical and pro forma financial statements, including the related notes thereto, appearing elsewhere in this prospectus, and any free writing prospectus provided or approved by us.

Unless the context otherwise requires or indicates, references in this prospectus to "we," "us," "our," "our company," and "Global Medical" refer to Global Medial REIT Inc., a Maryland corporation, together with its consolidated subsidiaries, including Global Medical REIT LP, a Delaware limited partnership, which we refer to in this prospectus as our "Operating Partnership" or "OP." We refer to Inter-American Management LLC, a Delaware limited liability company and our external manager, as "our advisor." Upon completion of this offering, we will enter into an amended and restated management agreement with our advisor, which we refer to in this prospectus as the "management agreement." Descriptions of the terms of the management agreement between us and our advisor in this prospectus refer to the terms of the amended and restated management agreement that will be in effect upon completion of this offering. Additionally, references in this prospectus to our "current portfolio" refer to the 12 healthcare facilities, six of which are leased to the same tenant-operator, identified in this prospectus under the caption "Our Business — Our Current Portfolio."

Unless the context otherwise requires or indicates, the information set forth in this prospectus assumes that (i) the underwriters' option to acquire additional shares of our common stock will not be exercised, (ii) the shares of our common stock to be sold in this offering will be sold at an initial public offering price of $11.00 per share, which is the mid-point of the price range indicated on the front cover page of this prospectus, (iii) the value of any limited partnership interest in our Operating Partnership, or "OP unit," that we issue upon completion of the offering will be equal to the initial public offering price per share of our common stock, and (iv) $10,000,000 of our outstanding convertible debentures will be repaid out of the net proceeds of this offering and the remaining $15,030,134 of our outstanding convertible debentures, including accrued interest, will be converted at a conversion price of $12.748 per share or unit into 424,612 shares of our common stock representing, together with the other 1,425,481 shares of our common stock that are owned by the holder of the convertible debentures, 16.9% of our outstanding shares of common stock upon completion of this offering and 754,407 OP units representing a 7.4% limited partnership interest in the OP upon completion of this offering.

Overview

We are a Maryland corporation engaged primarily in the acquisition of licensed, state-of-the-art, purpose-built healthcare facilities and the leasing of these facilities to leading clinical operators with dominant market share. We are externally managed and advised by Inter-American Management LLC, our advisor. Our management team has significant healthcare, real estate and public REIT experience and has long-established relationships with a wide range of healthcare providers, which we believe will provide us a competitive advantage in sourcing growth opportunities that produce attractive risk-adjusted returns.

We believe that the aging of America in conjunction with the expansion of health insurance is increasing the need for specialized healthcare facilities leased to premier practice groups, healthcare systems and corporate providers that will capture the growth in age-related procedures. These leading medical operators require state-of-the-art facilities that through their technology and design enhance the quality of care provided and improve clinical outcomes for patients. We seek to invest in these purpose-built, specialized facilities, such as surgery centers, specialty hospitals and outpatient treatment centers, in order to align with contemporary trends in the delivery of best healthcare practices. Our healthcare facilities are leased to established providers that, through clinical expertise and strong management, operate sustainable and dominant practices. We target markets with high demand for premium healthcare services, and within those markets, assets that are strategically located to take advantage of the decentralization of healthcare. We believe that our investment in the confluence of state-of-the-art medical facilities, market dominant tenant-operators and strategic sub-markets enhances clinical outcomes and provides attractive risk-adjusted returns to our stockholders.

Properties Under Letter of Intent

Shelton, Connecticut

On March 27, 2016, we entered into a non-binding letter of intent to acquire a 40,000 square-foot medical clinic and licensed ambulatory surgery center located in Shelton, Connecticut with three operating rooms, an imaging center and procedural suites. Built in 2013, the property includes 13.62 acres, all necessary titled parking, and is licensed by the state of Connecticut. Under the letter of intent, we would acquire the property for a purchase price of $12,000,000. The medical clinic and surgery center would be leased back to Griffin Health Services Corporation under a triple-net master lease agreement that would expire in 2031, subject to two successive ten-year renewal options for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. The terms of the purchase contract are being negotiated and we have only completed preliminary due diligence on the facility and the operator. There is no assurance that we will enter into a definitive purchase contract for this facility or that we will close this acquisition.

Oakdale, Marksville and Winnfield, Louisiana

On June 9, 2016, we entered into a non-binding letter of intent to acquire three fully operational and licensed acute care hospital facilities located in Oakdale, Marksville, and Winnfield, Louisiana, each with fully functional operating rooms, laboratories, physical therapy center, physician offices and administration offices and aggregate square footage of 186,120. Built in 1972 and updated in 2007, 1979 and updated in 2004 and 1945 and updated in 1972, respectively, the acute care hospital facilities include approximately 43 acres, all necessary titled parking, and are licensed by the state of Louisiana. Under the letter of intent, we would acquire the acute care hospital facilities for a purchase price of $20,000,000. The acute care hospital facilities would be leased back to PCH Hospital LLC under a triple-net master lease agreement that would expire in 2031, subject to two successive five-year renewal options for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. The lease would be guaranteed by A People's Choice Hospital, LLC. The terms of the purchase contract are being negotiated and we have only completed preliminary due diligence on the facility and the operator. There is no assurance that we will enter into a definitive purchase contract for this facility or that we will close this acquisition.

Our Investment Pipeline

We currently have 50 facilities in our investment pipeline, with approximately $486 million in aggregate value and approximately 1.7 million square feet of leasable space. We identified these acquisition opportunities through our management team's industry contacts and our strategic marketing.

Consistent with our investment strategy, all of the properties in our investment pipeline are purpose-built, licensed facilities that would be leased under triple net leases to regionally dominant medical providers. We do not have any existing commercial relationship with the owners or operators of the facilities in our investment pipeline. We are in varying stages of negotiation and have completed only preliminary due diligence with respect to the properties in our investment pipeline. We cannot provide any assurance that we will be successful in completing the acquisition of any of these properties.

- *Highly Experienced and Aligned Management Team*

  Our senior management team is led by David Young, Chief Executive Officer, who has over 25 years of experience in medical and hospital real estate, including leading business development for Healthcare Property Investors (NYSE: HCP), growing assets from $300 million to over $3.5 billion. Jeffrey Busch, President and Chairman, has over 20 years of real estate and healthcare experience, including President of Safe Blood International Foundation, where he oversaw the establishment of medical facilities in 35 developing nations, funded by the U.S. CDC and USAID among others, and oversight of a HUD portfolio with a yearly budget of $3.2 billion. Our management team has the significant healthcare experience necessary to identify trends in the healthcare industry and apply those to the acquisition of purpose-built real estate that best serves the medical provider in delivering the highest quality care. Upon completion of this offering, our officers, directors and our primary sponsor, ZH International, will beneficially own in the aggregate approximately 21.6% of our outstanding common stock on a fully diluted basis, assuming conversion of all OP units and long-term incentive plan ("LTIP") units held by them upon completion of this offering into shares of our common stock on a one-for-one basis, aligning their interests with those of our stockholders.

Selected Case Studies

Below are case studies of healthcare facilities in our current portfolio, which we believe are representative of the assets and investment strategies we intend to pursue in the future, with a focus on purpose-built facilities that can accommodate the latest technological advances in healthcare delivery and that are leased to the leading operators in the markets where the facilities are located.

Gastro One Portfolio

In December 2015, we acquired a 52,266 square foot portfolio comprising six licensed patient treatment facilities (the "core assets") from Gastroenterology Center of the MidSouth, P.C., the largest gastroenterology physician practice in the Southeastern United States ("Gastro One"), for an aggregate purchase price of approximately $20 million (the "Gastro One Facilities"). In this transaction, we acquired a strategically located, state-of-the art healthcare portfolio and leased it to a regionally dominant tenant, which we believe positions the asset to outperform over time.

With an average age of only 12 years, the facilities represent the latest in gastroenterological medicine and building design. In order to aid in the rapid and accurate diagnosis and treatment of patient ailments, the facilities are equipped with state-of-the-art imaging and surgical devices, such as HD-video endoscopic equipment and specialized controls to maintain sterile procedure areas. Certain surgical areas are also equipped with positive pressure laminar flow air circulation to reduce airborne contaminants and infection rates. The floorplan and construction materials, including a polymer membrane roof and reflective solar efficient glass, increase the life of the building and augment the efficiency of physicians. We believe that by acquiring these facilities, we have secured the cutting edge, core assets vital to Gastro One for the delivery of best practices in healthcare.

The portfolio annually serves approximately 90% of the total caseload of gastroscopic, colonoscopy, and liver scan procedures in the Memphis, Tennessee MSA. Gastro One runs an excellent business practice, evidenced by a growing market share and a superb rent coverage ratio of 10.5x, as of December 31, 2015. Upon closing, we entered into a new triple-net lease with Gastro One with an initial term of 12 years with contractual annual rent escalations of 1.75% and two automatic five-year renewals. We structured the lease creatively so that the tenant-operator may expand its footprint or potentially substitute a current portfolio location with a new company-approved location, if needed. By negotiating a long-term lease with Gastro One on these flexible terms, we believe that we have not only secured a dominant tenant-operator but also achieved rents at a rate in excess of what we may have otherwise achieved without the customization of lease terms.

With its six licensed patient treatment facilities in the Memphis MSA, the Gastro One Facilities are conveniently accessible to both patients and the 34 physicians that make up the practice. The Memphis MSA is experiencing growth in healthcare services, buoyed by the massive 14,000-acre downtown Memphis Medical Center District. The median household income in Germantown, TN, where the portfolio in

Formation of Our Company and Recent Structural Changes

We were incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. In September 2013, a majority of our shares of common stock were acquired by ZH International, previously known as Heng Fai Enterprises, Ltd. Effective January 6, 2014, we changed our name to Global Medical REIT Inc. in connection with our conversion to a Maryland corporation.

In March 2016, we formed our Operating Partnership and are in the process of contributing our healthcare facilities to the Operating Partnership in exchange for common units of limited partnership interest in the Operating Partnership. Prior to the completion of the offering, we will have contributed all of our healthcare facilities to our Operating Partnership. We own Global Medical REIT GP, LLC, a Delaware limited liability company, which is the sole general partner of our Operating Partnership.

As of March 31, 2016, ZH USA, LLC owned an aggregate of 1,425,481, or 99.9%, of our outstanding shares of common stock, and convertible debentures with an aggregate principal amount of $25,030,134. In connection with this offering, we expect to enter into an agreement with ZH International, our sponsor and the owner of our majority stockholder, ZH USA, LLC, to repay $10,000,000 of our outstanding convertible debentures out of the net proceeds of this offering and to convert the remaining $15,030,134 of our outstanding convertible debentures, including accrued interest, at a conversion price of $12.748 per share or unit into 424,612 shares of our common stock and 754,407 OP Units (the "Debenture Conversion"). Upon the completion of this offering and the completion of the Debenture Conversion, ZH USA, LLC will own 16.9% of our outstanding common stock and 7.4% of our outstanding OP Units.

ZH International is also the 85% owner of our advisor and Mr. Jeffrey Busch, our President and Chairman, owns the other 15% interest in our advisor. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management.

In connection with this offering, we expect to enter into an amended and restated management agreement with our advisor, which will substantially modify the terms of the existing agreement.

Conflicts of Interest

We are externally managed by our advisor. The management agreement requires our advisor to manage our business affairs in conformity with policies and investment guidelines that are approved and monitored by our board of directors. Jeffrey Busch, our President and Chairman, owns a significant interest in our advisor. Related parties participated in the negotiation of the management agreement and its terms, including fees payable to our advisor. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with our advisor. Pursuant to the management agreement, our advisor is obligated to supply us with our management team. However, our advisor is not obligated to dedicate any specific personnel exclusively to us, nor are the advisor's personnel obligated to dedicate any specific portion of their time to the management of our business. In addition, subject to the direction and oversight of our board of directors, our advisor has significant discretion regarding the implementation of our operating policies and strategies, including our investment, finance and leverage and conflicts of interest policies. See ''Conflicts of Interest Policies'' and ''Our Advisor and the Management Agreement.''

We are subject to conflicts of interest arising out of our relationship with our advisor and its affiliates, and the nature of these conflicts of interest may vary. These conflicts include:

- the allocation of time by our advisor and our officers, who are all employees of our advisor, between our operations and other real estate programs they manage;

- our advisor earns base management fees based on our equity, as opposed to our operating results, which could incentivize our advisor to seek to cause us to raise additional equity capital regardless of the impact of such capital raise on our per share operating results; and

- our advisor's ability to influence stockholder decisions through its affiliate that currently owns an aggregate of 1,425,481, or 99.9%, of our outstanding shares of common stock and will, upon completion of this offering, own 1,850,093 shares, or 16.9%, of our outstanding shares of common stock together with 754,407 OP units, representing a 7.4% limited partnership interest in the OP, all of which will be convertible into shares of our common stock on a one-for-one basis, until and unless the affiliate's ownership is diluted or reduced.

Distribution Policy

We intend to pay regular quarterly dividends to our common stockholders. Generally, we expect to distribute 100% of our REIT taxable income so as to avoid the tax imposed upon undistributed REIT taxable income. Distributions made by us will be authorized by our board of directors in its sole discretion out of assets legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and our capital requirements.

Dividend Reinvestment Plan

In the future, we intend to adopt a dividend reinvestment plan that will permit stockholders who elect to participate in the plan to have their cash dividends reinvested in additional shares of our common stock.

Corporate Information

Our principal office is located at 4800 Montgomery Lane, Suite 450, Bethesda MD, 20814. Our telephone number is 202-524-6851. Our internet website is *www.globalmedicalreit.com.* The information contained on, or accessible through, this website, or any other website, is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The Offering

Common stock offered by us	9,100,000 shares[1]
Common stock to be outstanding after this offering	10,951,268 shares[2]
Common stock, OP units and LTIP units to be outstanding after completion of this offering	12,063,925 shares and units[3]

Use of proceeds . . . .

We estimate that we will receive net proceeds from this offering of approximately $91.4 million, or approximately $105.3 million if the underwriters' option to purchase additional shares is exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.[4] We intend to contribute the net proceeds of this offering to our Operating Partnership in exchange for OP units in our Operating Partnership, and our Operating Partnership intends to use the net proceeds received from us as described below:

- approximately $14.7 million to repay the outstanding mortgage loan from Capital One encumbering our Omaha Facility, which bears interest at an annual rate of 4.9%;

- $10.0 million to repay a portion of our outstanding 8.0% convertible debentures held by ZH USA, LLC; and

- approximately $9.2 million in aggregate to acquire the Wyomissing Facilities we have under contract for purchase;

- $1.5 million to repay the outstanding interest free loan from ZH USA, LLC due upon completion of this offering; and

- the remaining approximately $56.0 million for the acquisition of properties in our investment pipeline, properties under letter of intent and other potential acquisitions, capital improvements to our properties and general corporate and working capital purposes.

Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

Risk Factors . . . .

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks discussed under the caption "Risk Factors" beginning on page 26 and all other information in this prospectus before investing in our common stock.

Ownership and Transfer Restrictions	In order to help us qualify as a REIT, among other purposes, our charter, subject to certain exceptions, restricts the number of shares of our common stock that a person may beneficially or constructively own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. A more complete description of our common stock, including restrictions upon the ownership thereof, is presented under the caption "Description of Our Capital Stock" in this prospectus.
OTC Symbol	"GMRE"
Proposed NYSE Symbol	"GMRE"

(1) Excludes 1,365,000 shares of common stock that may be issued by us upon exercise of the underwriters' option to purchase additional shares.

(2) Includes 424,612 shares of common stock that will be issued by us to holders of our convertible debentures upon the closing of this offering. Excludes an aggregate of 1,179,019 shares of common stock issuable upon (i) conversion of 754,407 OP units that will be issued by us to holders of our convertible debentures upon the closing of this offering, and (ii) the conversion of 358,250 LTIP units that will be granted to our officers, certain key employees of our advisor and our directors under our 2016 Equity Incentive Plan upon completion of this offering, subject to certain vesting or forfeiture restrictions. Excludes 1,365,000 shares of common stock that may be issued by us upon exercise of the underwriters' option to purchase additional shares.

(3) Includes (i) 424,612 shares of common stock that will be issued by us to holders of our convertible debentures upon the closing of this offering, (ii) 754,407 OP units that will be issued by us to holders of our convertible debentures upon the closing of this offering, (iii) an aggregate of 358,250 LTIP units that will be granted to our officers, certain key employees of our advisor and our directors under our 2016 Equity Incentive Plan upon completion of this offering, subject to certain vesting or forfeiture restrictions and (iv) 1,426,656 shares that are currently outstanding. Excludes 1,365,000 shares of common stock that may be issued by us upon exercise of the underwriters' option to purchase additional shares and all OP units we will receive upon contribution of the net proceeds of this offering to our Operating Partnership.

(4) The underwriters have agreed that up to 910,000 of the shares offered in this offering will be reserved for sale at the initial public offering price to investors identified by us with whom we have an existing relationship. No advisory fee will be payable to the underwriters with respect to any shares sold to such investors and the underwriting discounts and commissions will be $0.11 per share, or 1% of the initial public offering price, for any such shares. If all 910,000 of the shares reserved for sale to these investors are sold in this manner, then the total underwriting discounts and commissions in this offering will be $6,406,400 and the net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be $92.0 million.

Consolidated Other Data:

	Three Months Ended March 31, 2016[1]	Pro Forma Three Months Ended March 31, 2016	Twelve Months Ended December 31, 2015	Pro Forma Twelve Months Ended December 31, 2015	Four Months Ended December 31, 2014	Twelve Months Ended August 31, 2014
Funds from operations[2]	$(1,547,733)	$(1,318,741)	$(949,576)	$(706,771)	$(209,371)	$(523,125)
Funds from operations per share	$ (2.48)	$ (2.11)	$ (3.80)	$ (2.83)	$ (0.84)	$ (10.82)

_____

(1) Unaudited.

(2) We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, or White Paper. The White Paper defines FFO as net income (computed in accordance with GAAP) before non-controlling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on sales and non-controlling interests. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our properties.

The following is a reconciliation of net income (which we believe is the most comparable GAAP measure) to FFO, NFFO and AFFO.

	Three Months Ended March 31, 2016[1]	Pro Forma Three Months Ended March 31, 2016	Twelve Months Ended December 31, 2015	Pro Forma Twelve Months Ended December 31, 2015	Four Months Ended December 31, 2014	Twelve Months Ended August 31, 2014
Net Loss	$(1,946,563)	$(1,905,816)	$(1,609,247)	$(3,041,866)	$(409,870)	$(652,206)
Depreciation expense	398,830	587,075	659,671	2,335,095	200,499	129,081
Funds from operations[2]	(1,547,733)	(1,318,741)	$ (949,576)	(706,771)	$(209,371)	$(523,125)
Acquisition fees	754,000	754,000	627,000	1,381,000	48,400	434,200
Normalized funds from operations[2]	(793,733)	(564,741)	(322,576)	674,229	(160,971)	(88,925)
Straight line deferred rental revenue	(49,773)	(49,773)	(23,295)	(197,484)	—	—
Amortization of deferred financing costs	90,241	116,161	126,535	283,494	39,429	26,443
Adjusted funds from operations[2]	$ (753,265)	$ (498,355)	$ (219,336)	$ 760,239	$(121,542)	$ (62,482)

_____

(1) Unaudited.

(2) Funds from operations, or FFO, Normalized funds from operations, or NFFO, and Adjusted funds from operations, or AFFO, are non-GAAP measures utilized to evaluate operating performance of real estate companies. We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, or White Paper. The White Paper defines FFO as net income (computed in accordance with GAAP) before non-controlling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. To calculate NFFO, we modify the NAREIT computation of FFO by adjusting it for certain non-recurring items, such as acquisition and disposition costs, loss on the extinguishment of debt and other normalizing and non-recurring items. To calculate

common stock. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable to access the capital markets on a timely basis on favorable terms.

We could become highly leveraged in the future because our organizational documents contain no limitations on the amount of debt that we may incur.

Our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our healthcare facilities at any time. If we become more highly leveraged, the resulting increase in outstanding debt could adversely affect our ability to make debt service payments, to pay our anticipated distributions and to make the distributions required to qualify as a REIT. The occurrence of any of the foregoing risks could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In certain cases, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements. Hedging involves risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement, that the arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such an agreement is not legally enforceable. In addition, we may be limited in the type and amount of hedging transactions that we may use in the future by our need to satisfy the REIT income tests under the Code. Failure to hedge effectively against interest rate changes may have an adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Our ability to issue equity to expand our business will depend, in part, upon the market price of our common stock, and our failure to meet market expectations with respect to our business could negatively affect the market price of our common stock and thereby limit our ability to raise capital.

The availability of equity capital to us will depend, in part, upon the market price of our common stock which, in turn, will depend upon various market conditions and other factors that may change from time to time, including:

- the extent of investor interest;

- our ability to satisfy the distribution requirements applicable to REITs;

- the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- our financial performance and that of our tenant-operators;

- analyst reports about us and the REIT industry;

- general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

- a failure to maintain or increase our dividend which is dependent, in large part, upon FFO which, in turn, depends upon increased revenue from additional acquisitions and rental increases; and

- other factors such as governmental regulatory action and changes in REIT tax laws.

Our failure to meet the market's expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock and, as a result, the cost and availability of equity capital to us.

Risks Related to Our Formation and Structure

We will have no direct operations and will rely on funds received from our Operating Partnership to meet our obligations.

We will conduct substantially all of our operations through our Operating Partnership. After giving effect to this offering, we will own approximately 89.1% of the OP units of our Operating Partnership and apart

Our charter and bylaws, Maryland law and the partnership agreement of our Operating Partnership also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our shares of common stock or that our stockholders otherwise believe to be in their best interest. See "Description of the Partnership Agreement of Global Medical REIT LP — Restrictions on Transfers by the General Partner," "Certain Provisions of Maryland Law and of Our Charter and Bylaws — Removal of Directors," "— Control Share Acquisitions," "— Advance Notice of Director Nominations and New Business" and "Description of the Partnership Agreement of Global Medical REIT LP"

Our Operating Partnership may issue additional OP units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our Operating Partnership and could have a dilutive effect on the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

After giving effect to this offering, we will own 89.1% of the outstanding partnership interests in our Operating Partnership. Our Operating Partnership may, in connection with our acquisition of healthcare facilities or otherwise, issue additional OP units to third parties. Such issuances would reduce our ownership percentage in our Operating Partnership and could affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Holders of shares of our common stock will generally not have any voting rights with respect to activities of our Operating Partnership, including issuances of additional OP units in amounts that do not exceed 20% of our outstanding shares of common stock.

Risks Related to Our Relationship with Our Advisor and Other Conflicts of Interest

We have no employees and will be entirely dependent upon our advisor for all the services we require, and we cannot assure you that our advisor will allocate the resources necessary to meet our business objectives.

Because we are "externally managed," we will not retain our own personnel, but will instead depend upon our advisor and its affiliates for virtually all of the services we require. Our advisor will select and manage the acquisition of our healthcare facilities; administer the collection of rents, monitor lease compliance and deal with vacancies and re-letting of our healthcare facilities; coordinate disposition of our healthcare facilities; provide financial and regulatory reporting services; communicate with our stockholders, pay distributions and provide transfer agent services; and provide all of our other administrative services. Accordingly, our success will likely be largely dependent upon the expertise and services of the executive officers and other key personnel of our advisor and its affiliates.

Our advisor may be unable to obtain or retain key personnel.

Our success depends to a significant degree upon the executive officers and other key personnel of our advisor. In particular, we rely on the services of David A. Young, our Chief Executive Officer, a member of our board of directors, and the Senior Vice President of our advisor, Jeffrey Busch, Chief Executive Officer of our advisor and chairman of our board of directors, Donald McClure, Chief Financial Officer of our company and our advisor, Alfonzo Leon, Chief Investment Officer of our company and our advisor, Danica Holley, Chief Operating Officer of our company, Allen Webb, the Senior Vice President, SEC Reporting and Technical Accounting and Conn Flanigan, the Secretary and General Counsel of our company and our advisor, to manage our operations. We cannot guarantee that all, or any particular one of these key personnel, will remain affiliated with us or our advisor. We do not separately maintain key person life insurance on any person. Failure of our advisor to retain key employees and retain highly skilled managerial, operational and marketing personnel could have a material adverse effect on our ability to achieve our investment objectives, lessen or eliminate the benefits of becoming self-managed and could result in us incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting.

The base management fees payable to our advisor will be payable regardless of the performance of our portfolio, which may reduce our advisor's incentive to devote the time and effort to seeking profitable opportunities for our portfolio.

We pay our advisor base management fees, which may be substantial, based on our stockholders' equity (as defined in the management agreement) regardless of the performance of our portfolio. The management

- the extent of investor interest in our securities;

- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- our underlying asset value;

- investor confidence in the stock and bond markets generally;

- changes in tax laws;

- future equity issuances;

- failure to meet earnings estimates;

- failure to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes;

- changes in our credit ratings; and

- general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to develop or acquire healthcare facilities and may reduce the returns on your investment in our common stock.

Prior to the time we have fully invested the net proceeds of this offering, we may fund distributions to our stockholders out of the net proceeds of this offering, which would reduce the amount of cash we have available to acquire healthcare facilities and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds of this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder's tax basis in our common stock.

You will experience immediate and material dilution in connection with the purchase of our common stock in this offering.

As of March 31, 2016, our aggregate historical combined net tangible book value was approximately $12.75 million, or $8.94 per share of common stock. The pro forma net tangible book value per share of common stock, on a fully diluted basis, upon completion of this offering will be less than the initial public offering price. As a result, purchasers of shares of our common stock in this offering will experience immediate and substantial dilution of $1.13 per share in the pro forma net tangible book value per share of our common stock, based on the midpoint of the price range set forth on the front cover of this prospectus. See ''Dilution.''

Increases in market interest rates may have an adverse effect on the trading prices of our common stock as prospective purchasers of our common stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution.

One of the factors that will influence the trading prices of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

USE OF PROCEEDS

After deducting the underwriting discount and commissions and estimated expenses of this offering payable by us, we expect to receive net proceeds from this offering of approximately $91.4 million, or approximately $105.3 million if the underwriters' overallotment option is exercised in full, in each case assuming an initial public offering price of $11.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. The underwriters have agreed that up to 910,000 of the shares offered in this offering will be reserved for sale to investors identified by us with whom we have an existing relationship. No advisory fee will be payable to the underwriters with respect to any shares sold to such investors and the underwriting discounts and commissions applicable to any such shares will be $0.11 per share. If all 910,000 of the shares reserved for sale to these investors are sold in this manner, then the total underwriting discounts and commissions in this offering will be $6,406,400 and the net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $92.0 million.

We intend to contribute the net proceeds of this offering to our Operating Partnership in exchange for OP units in our Operating Partnership, and our Operating Partnership intends use the net proceeds received from us as described below:

- approximately $14.7 million to repay the outstanding mortgage loan from Capital One encumbering our Omaha Facility, which bears interest at an annual rate of 4.9% and matures on June 5, 2017; and

- $10.0 million to repay a portion of our outstanding 8.0% convertible debentures held by ZH USA, LLC, each of which mature one year from the date of entrance beginning on August 1, 2016 (we have entered into these debentures from time to time beginning on July 1, 2014 to December 31, 2015 and the maturity dates for the convertible debentures entered into on July 1, 2014 and September 17, 2014 were extended to August 1, 2016);

- approximately $9.2 million in aggregate to acquire the Wyomissing Facilities we have under contract for purchase;

- $1.5 million to repay the outstanding interest free loan from ZH USA, LLC due upon completion of this offering; and

- the remaining approximately $56.0 million for the acquisition of properties in our investment pipeline, properties under letter of intent and other potential acquisitions, capital improvements to our properties and general corporate and working capital purposes, including future acquisitions and development activities.

Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations.

See our pro forma financial statements elsewhere in this prospectus for additional information regarding the use of proceeds.

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of March 31, 2016, (ii) our unaudited pro forma capitalization to give effect to the shares of common stock we have issued, acquisitions we have completed, the debt we have incurred and the convertible debentures we have converted into common stock since March 31, 2016, and (iii) our unaudited pro forma capitalization as adjusted to give effect to this offering, the use of an aggregate of approximately $91.4 million of the net proceeds of this offering to (a) redeem $10.00 million of our outstanding convertible debentures, (b) repay approximately $14.7 million of outstanding mortgage debt encumbering our Omaha Facility, (c) fund the $9.2 million purchase of the Wyomissing Facilities that we have under contract, and (d) repay the $1.5 million outstanding interest free loan from ZH USA, LLC, due upon completion of this offering, as set forth in "Use of Proceeds," and the conversion of our remaining outstanding convertible debentures into shares of our common stock and OP units upon completion of this offering. You should read this table in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited and audited historical consolidated financial statements and related notes and our unaudited pro forma consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2016		
	Historical	Pro Forma Adjustments	Pro Forma As Adjusted[1]
	(In thousands, except share amounts)		
Mortgages and other secured loans, net of unamortized discount of $1,303 historical and $1,171 pro forma	$54,489	(14,536)	39,953
Stockholders' equity:			
Common stock, $0.001 par value per share, 500,000,000 historical shares authorized, 1,426,656 and 10,951,268 issued and outstanding on a historical and pro forma basis, respectively	1	10	11
Preferred stock, $0.001 par value per share, 10,000,000 historical shares authorized, none issued or outstanding ...	—	—	—
Additional paid-in capital	18,011	100,726	118,737
Accumulated deficit	(5,261)	(4,073)	(9,334)
Total stockholders' equity.........................	12,751	96,663	109,414
Non-controlling interests in operating partnership units	—	9,617	9,617
Total equity	12,751	106,280	119,031
Total capitalization	$67,240	91,744	158,984

---

(1) Pro forma common stock outstanding, as adjusted, includes (a) shares of common stock to be issued in this offering, (b) 358,250 shares of common stock underlying LTIP units to be granted to certain of our officers, directors and employees of our advisor upon the completion of this offering, and (iii) shares of common stock and OP units to be issued (1,179,019 in total) in connection with the conversion of our remaining outstanding convertible debentures upon completion of this offering, but excludes (i) up to 1,365,000 shares of common stock issuable upon exercise of the underwriters' overallotment option, and (ii) additional shares of common stock available for future issuance under our 2016 Equity Incentive Plan.

DILUTION

Purchasers of shares of our common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of shares of our common stock from the initial public offering price. At March 31, 2016, we had a combined net tangible book value of approximately $12.75 million, or $8.94 per share of our fully diluted common stock held by current investors. After giving effect to the sale of the shares of common stock in this offering, including the expected use of the net proceeds of this offering as described under "Use of Proceeds," and the deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value at March 31, 2016 attributable to common stockholders would have been $119.03 million, or $9.87 per share of our fully diluted common stock. This amount represents an immediate increase in net tangible book value of $0.93 per share to the current investors and an immediate decrease in pro forma net tangible book value of $1.13 per share from the assumed initial public offering price of $11.00 per share of our common stock to new public investors. See "Risk Factors — Risks Related to this Offering — You will experience immediate and material dilution in connection with the purchase of shares of our common stock in this offering." The following table illustrates this per share dilution:

Assumed public offering price per share[1]		$11.00
Net tangible book value per share before this offering[2]	$8.94	
Increase in pro forma net tangible book value per share after this offering[3]	$0.93	
Pro forma net tangible book value per share after this offering[4]		$ 9.87
Dilution in pro forma net tangible book value per share to new investors[5]		$ 1.13

---

(1) Based on a price per share equal to the midpoint of the price range set forth on the front cover of this prospectus.

(2) Net tangible book value per share of our common stock before this offering is determined by dividing the net tangible book value based on March 31, 2016 net book value of tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs, acquired above-market leases and acquired in-place lease value, net of liabilities to be assumed, excluding acquired below-market leases) by the number of fully diluted shares of common stock held by prior investors after this offering.

(3) The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the net tangible book value per share before this offering (see note (1) above) from (b) the pro forma net tangible book value per share after this offering (see note (4) below).

(4) Based on pro forma net tangible book value of approximately $119.03 million divided by the 12,063,925 shares of common stock, and OP units and LTIP units to be outstanding after this offering, not including (a) 1,365,000 shares of common stock issuable upon the exercise of the underwriters' overallotment option and (b) 461,147 shares of common stock available for future issuance under our 2016 Equity Incentive Plan.

(5) Dilution is determined by subtracting pro forma net tangible book value per share of shares of our common stock after giving effect to this offering from the initial public offering price paid by a new investor for a share of our common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Global Medical REIT Inc. (the "Company") was incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. ("Scoop Media"), which was acquired in 2013 by ZH International Holdings Ltd. (formerly known as Heng Fai Enterprises, Ltd.), a Hong Kong limited company. ZH International is the 85% owner of our advisor and the owner of our majority stockholder, ZH USA, LLC, as of the date of this prospectus. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management. The Company converted to a Maryland corporation, effective January 6, 2014, and its principal investment strategy is to develop and manage a portfolio of real estate assets in the healthcare industry, which includes surgery centers, specialty hospitals, and outpatient treatment centers.

In March 2016, we formed our Operating Partnership and are in the process of contributing our healthcare facilities to the Operating Partnership in exchange for common units of limited partnership interest in the Operating Partnership. Prior to the completion of the offering, we will have contributed all of our healthcare facilities to the Operating Partnership. We own the sole general partner of our Operating Partnership.

In connection with this offering, we expect to enter into an agreement with ZH International, our sponsor and the owner of our majority stockholder, ZH USA, LLC, to repay $10.0 million of our outstanding convertible debentures out of the net proceeds of this offering and to convert the remaining $15,030,134 of our outstanding convertible debentures, including accrued interest, at a conversion price of $12.748 per share or unit, into 424,612 shares of our common stock, representing, together with the other shares of our common stock owned by ZH USA, LLC, 16.9% of our outstanding shares of common stock upon completion of this offering, and 754,407 OP units, representing a 7.4% limited partnership interest in the OP upon completion of this offering.

Trends Which May Influence Results of Operations

We believe the following trends in the healthcare real estate market positively affect the acquisition, ownership, development and management of healthcare real estate:

* growing healthcare expenditures;

* an aging population;

* a continuing shift towards outpatient care;

* implementation of the Affordable Care Act;

* physician practice group and hospital consolidation;

* healthcare industry employment growth;

* expected monetization and modernization of healthcare real estate;

* a highly fragmented healthcare real estate market; and

* a limited new supply of healthcare real estate.

For a more detailed discussion of these trends, see "Summary — Healthcare Industry and Healthcare Real Estate Market Opportunity" and "Industry and Market Opportunity."

Components of Our Revenues, Expenses and Cash Flows

Revenues

Rental Revenues

The Company's operations currently consist of rental revenue earned from its tenant-operators under leasing arrangements which provide for minimum rent, escalations, and charges to the tenant-operator for the real estate taxes and operating expenses. The leases have been accounted for as operating leases. For operating to increase as we acquire additional properties in the future. Net cash used on investing activities for the four months ended December 31, 2014 was $2,549,550. Net cash used in investing activities for the fiscal twelve months ended August 31, 2014 was $21,882,005.

Net cash provided by financing activities for the twelve months ended December 31, 2015 was $41,643,255. Cash flows provided by financing activities were derived primarily from the $34.6 million funded by our majority stockholder to fund acquisitions and a loan obtained from Capital One in the amount of $7.4 million to fund the West Mifflin Facility acquisition. We anticipate cash flows from financing activities to increase in the future as we raise additional funds from investors and incur debt to purchase properties. Net cash provided by financing activities for the four months ended December 31, 2014 was $2,483,688. Net cash provided by financing activities for the fiscal twelve months ended August 31, 2014 was $22,112,850.

Liquidity and Capital Resources

We believe that this offering will improve our financial position by reducing our leverage and increasing our stockholders' equity and our available cash. Upon completion of this offering, we expect our ratio of debt to equity value to be approximately 34.3%, and we expect to have approximately $56.5 million of available cash (assuming no exercise of the underwriters' over-allotment option). Our short-term liquidity requirements consist primarily of funds to pay for operating expenses and other expenditures directly associated with our properties, including:

- property expenses,

- interest expense and scheduled principal payments on outstanding indebtedness,

- general and administrative expenses, and

- acquisition expenses.

In addition, we will require funds for future distributions expected to be paid to our common stockholders and OP unit holders in our operating partnership following completion of this offering.

We expect to satisfy our short-term liquidity requirements through our existing cash and cash equivalents, cash flow from operating activities, the proceeds of this offering, and future borrowings under any other debt instruments we may enter into.

Our long-term liquidity needs consist primarily of funds necessary to pay for acquisitions, recurring and non-recurring capital expenditures, scheduled debt maturities and general and administrative expenses. We expect to satisfy our long-term liquidity needs through cash flow from operations, long-term secured and unsecured borrowings, sales of additional equity securities, and, in connection with acquisitions of additional properties, the issuance of OP units of our operating partnership, and proceeds from select property dispositions and joint venture transactions.

We intend to invest in additional properties as suitable opportunities arise and adequate sources of financing are available. We currently are evaluating additional potential acquisitions consistent with the normal course of our business. There can be no assurance as to whether or when any portion of these acquisitions will be completed. Our ability to complete acquisitions is subject to a number of risks and variables, including our ability to negotiate mutually agreeable terms with sellers and our ability to finance the acquisitions. We may not be successful in identifying and consummating suitable acquisitions, which may impede our growth and negatively affect our results of operations and may result in the use of a significant amount of management resources. We expect that future acquisitions of properties will depend on and will be financed, in whole or in part, by our existing cash, borrowings, including under any potential senior secured credit facility that we may enter into or the proceeds from additional issuances and sales of common stock, issuances and sales of preferred stock, issuances of OP units or the issuance and sale of other securities.

We currently do not expect to sell any of our properties to meet our liquidity needs, although we may do so in the future.

As of March 31, 2016, we have an aggregate of $25,030,134 of convertible debentures outstanding. We expect to repay a portion of these with proceeds of this offering.

As of March 31, 2016, we had an outstanding mortgage loan of $14.67 million from Capital One encumbering our Omaha Facility. We expect to repay the $14.67 million loan in full with the proceeds of this offering.

On June 7, 2016, we had an outstanding interest free loan of $1.5 million from ZH USA, LLC. We expect to repay the $1.5 million loan in full with the proceeds of this offering.

As of March 31, 2016, we are under contract to purchase the Wyomissing Facilities. We expect to acquire these properties in full with the proceeds of this offering.

We currently are in compliance with all debt covenants in our outstanding indebtedness.

Indebtedness Outstanding as of March 31, 2016

As of March 31, 2016, we had total pro forma consolidated indebtedness of approximately $40.8 million. On a pro forma basis as of March 31, 2016, we had no outstanding long-term debt exposed to fluctuations in short-term interest rates.

Aggregate scheduled principal payments related to loans secured by properties in our current portfolio, excluding convertible debentures which will be repaid or converted into shares of our common stock upon closing of this offering, are as follows:

2016	$ 284,191
2017	16,032,523
2018	22,044
2019	136,007
2020	7,219,449
Beyond 2020	32,097,400
	$55,791,614

Commitments — Pre Offering

The following table sets forth our principal obligations and commitments, including periodic interest payments related to the indebtedness outstanding as of March 31, 2016, without giving effect to the use of proceeds of this offering:

2016	$ 2,307,599
2017	18,438,836
2018	2,062,640
2019	2,177,202
2020	9,211,698
Beyond 2020	41,988,286
	$76,186,261

Commitments — Post Offering

The following table sets forth our principal obligations and commitments, including periodic interest payments related to the pro forma indebtedness outstanding as of March 31, 2016, after the repayment of anticipated outstanding indebtedness on certain healthcare facilities using the proceeds of this offering and redemption and conversion of our remaining outstanding convertible debentures, including accrued interest, into shares of our common stock and OP units upon completion of this offering:

2016	$ 1,516,955
2017	3,659,416
2018	2,062,640
2019	2,177,202
2020	9,211,698
Beyond 2020	41,988,286
	$60,616,197

$3.5 billion. Jeffrey Busch, President and Chairman, has over 20 years of real estate and healthcare experience, including President of Safe Blood International Foundation, where he oversaw the establishment of medical facilities in 35 developing nations, funded by the U.S. CDC and USAID among others, and oversight of a HUD portfolio with a yearly budget of $3.2 billion. Our management team has the significant healthcare experience necessary to identify trends in the healthcare industry and apply those to the acquisition of purpose-built real estate that best serves the medical provider in delivering the highest quality care. Upon completion of this offering, our officers, directors and our primary sponsor, ZH International, will beneficially own in the aggregate approximately 21.6% of our outstanding common stock on a fully diluted basis, assuming conversion of all OP units and LTIP units held by them upon completion of this offering into shares of our common stock on a one-for-one basis, aligning their interests with those of our stockholders.

Healthcare Facilities

The table below sets forth certain information regarding the healthcare facilities in our current portfolio as of March 31, 2016:

Facility	Metro Area	Facility Type	Year Built/ Renovated	% Owned	Leasable sq.ft.	Occupancy	Annualized Base Rent[2]	Annualized Base Rent per Leased sq.ft.	Tenant/ Guarantor
Omaha Facility	Omaha, NE	Acute-care hospital	2008	100%	41,113	100%	$1,599,480	$38.90	Select Specialty Hospital-Omaha, Inc./Select Medical Holdings Corporation
Gastro One Facilities (6 facilities)	Memphis, TN	Licensed patient treatment facilities	2001, 2003, 1984, 2011, 2009, 2006	100%	52,266	100%	$1,300,000	$24.87	Gastroenterology Center of the MidSouth, P.C.
Plano Facility	Dallas, Ft. Worth, TX	Acute-care hospital	2013	100%	24,000	100%	$1,278,000	$53.25	Star Medical Center, LLC/Lumin Health, LLC
Melbourne Facility	Melbourne, FL	Orthopedic rehabilitation facility	1994/ 2005	100%	75,899	100%	$1,104,675	$14.55	Marina Towers, LLC/First Choice Healthcare Solutions, Inc.
West Mifflin Facility	West Mifflin, PA	Ophthalmology surgery center	2007	100%	27,193	100%	$ 783,653	$28.82	Associates in Ophthalmology, Ltd. and Associates Surgery Centers, LLC
Michigan Facility	Westland, MI	Surgery center and medical office building	1974/ 2002/ 2009	100%	15,018	100%	$ 380,000	$25.30	Surgical Institute of Michigan, LLC/Surgical Management Professionals
Asheville Facility	Asheville, NC	Orthopedic surgery center	1981/ 2002	100%	8,840	100%	$ 217,457	$24.60	Orthopedic Surgery Center of Asheville LP/McKesson Corp
Total/Weighted Average			2006[1]	100%	244,329	100%	$6,663,265	$27.27	

(1) Year built/renovated weighted average is based on the last year of renovation.

(2) Calculated by multiplying (a) tenant-operator monthly rent payment for the month of April 2016 by (b) 12. Accordingly, this methodology produces an annualized figure but does not take future contractual rental rate increases into consideration.

for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. We have the right to purchase this facility by July 20, 2016. Our $50,000 earnest money deposit is non-refundable except in certain circumstances. The closing of this acquisition is subject to the completion of our due diligence to our satisfaction, prior to the expiration of the due diligence period under the purchase and sale contract on May 30, 2016.

Properties Under Letter of Intent

Shelton, Connecticut

On March 27, 2016, we entered into a non-binding letter of intent to acquire a 40,000 square-foot medical clinic and licensed ambulatory surgery center located in Shelton, Connecticut with three operating rooms, an imaging center and procedural suites. Built in 2013, the property includes 13.62 acres, all necessary titled parking, and is licensed by the state of Connecticut. Under the letter of intent, we would acquire the property for a purchase price of $12,000,000. The medical clinic and surgery center would be leased back to Griffin Health Services Corporation under a triple-net master lease agreement that would expire in 2031, subject to two successive ten-year renewal options for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. The terms of the purchase contract are being negotiated and we have only completed preliminary due diligence on the facility and the operator. There is no assurance that we will enter into a definitive purchase contract for this facility or that we will close this acquisition.

Oakdale, Marksville and Winnfield, Louisiana

On June 9, 2016, we entered into a non-binding letter of intent to acquire three fully operational and licensed acute care hospital facilities located in Oakdale, Marksville, and Winnfield, Louisiana, each with fully functional operating rooms, laboratories, physical therapy center, physician offices and administration offices and aggregate square footage of 186,120. Built in 1972 and updated in 2007, 1979 and updated in 2004 and 1945 and updated in 1972, respectively, the acute care hospital facilities include approximately 43 acres, all necessary titled parking, and are licensed by the state of Louisiana. Under the letter of intent, we would acquire the acute care hospital facilities for a purchase price of $20,000,000. The acute care hospital facilities would be leased back to PCH Hospital LLC under a triple-net master lease agreement that would expire in 2031, subject to two successive five-year renewal options for the tenant at then-prevailing market rental rates but otherwise on the same terms as the initial lease. The lease would be guaranteed by A People's Choice Hospital, LLC. The terms of the purchase contract are being negotiated and we have only completed preliminary due diligence on the facility and the operator. There is no assurance that we will enter into a definitive purchase contract for this facility or that we will close this acquisition.

Our Investment Pipeline

We currently have 50 facilities in our investment pipeline, with approximately $486 million in aggregate value and approximately 1.7 million square feet of leasable space. We identified these acquisition opportunities through our management team's industry contacts and our strategic marketing.

Consistent with our investment strategy, all of the properties in our investment pipeline are purpose-built, licensed facilities that would be leased under triple net leases to regionally dominant medical providers. We do not have any existing commercial relationship with the owners or operators of the facilities in our investment pipeline. We are in varying stages of negotiation and have completed only preliminary due diligence with respect to the properties in our investment pipeline. We cannot provide any assurance that we will be successful in completing the acquisition of any of these properties.

We include a property in our investment pipeline if the property satisfies the following criteria: (i) the owner has advised us that the property is available for sale, (ii) we have had active discussions with the owner regarding a potential purchase of the property and such discussions have not been terminated by either party, (iii) we have performed preliminary due diligence on the property and on the tenant-operator in order to ascertain whether the property and tenant-operator appear to satisfy our investment criteria, and (iv) we have either delivered a written proposal to the owner or are considering the preparation of a written proposal for delivery to the owner regarding a potential purchase of the property.

Name	Biographical Summary
	Mr. Leon's experience includes managing commercial real estate transactions ranging from $5 million to $500 million, raising capital for developers for projects valued over $100 million, structuring joint ventures between developers and investors, completing large $100 million portfolio investment sales to health care REITs, structuring sale-leasebacks for physician groups, acquisitions and dispositions for separate and commingled funds, corporate real estate M&A, structuring credit tenant lease financing for investment grade health systems, and strategic real estate advisory for health systems. Mr. Leon's property type expertise within the healthcare sector includes medical office, outpatient facilities, surgical facilities, post-acute facilities, senior housing, and hospitals.
	Mr. Leon received his Master's degree in real estate finance from the Massachusetts Institutes of Technology and his B.S. in Architecture from the University of Virginia.
Allen Webb	Mr. Webb joined the Company in December 2014 and has served as Senior Vice President, SEC Reporting and Technical Accounting since October 2015. Mr. Webb was appointed by the Company's Board of Directors as an officer of the Company effective June 8, 2016. Mr. Webb has more than 25 years of experience in SEC reporting and technical accounting within multiple industries, including real estate, health care, oil and gas, government contracting, and public utilities. From June 2014 to November 2014, Mr. Webb was an independent consultant. From December 2012 to May 2014, Mr. Webb worked at Empire Petroleum Partners, LLC, one of the largest and most geographically diversified wholesale distributors of motor fuel in the United States. At Empire Mr. Webb served as Director of Financial Reporting from December 2012 to May 2013 and was promoted to Vice President and Corporate Controller from June 2013 to May 2014. Mr. Webb was an independent consultant during October and November of 2012 before joining Empire. Mr. Webb was the Director of SEC Reporting and Technical Accounting at Versar, Inc. (NYSE: VSR), a global project management company providing support to federal, state, and local clients worldwide from August 2011 to September 2012. From January 2011 to August 2011, Mr. Webb was an independent consultant. Prior to this, he served as the Director of Accounting at Coventry Health Care, Inc., which was acquired by Aetna (NYSE: AET) in 2013. Mr. Webb joined Coventry in April 2008. Prior to joining Coventry, Mr. Webb was the Assistant Controller for Pepco Holdings, Inc., which merged with Exelon (NYSE: EXC) in 2016. Mr. Webb joined Pepco Holdings in August 1998. Prior to joining Pepco Holdings, Mr. Webb joined the real estate industry group within the SEC's Division of Corporation Finance in March 1997 and joined Arthur Andersen in September 1990 where he served as the engagement manager on several REIT initial public offering engagements.

Name	Biographical Summary

Mr. Webb's experience includes initial public offerings, secondary equity offerings, SEC reporting and compliance, the identification, resolution, and documentation of complex technical accounting issues, the implementation of new accounting pronouncements, due diligence for target acquisitions and subsequent post-acquisition integration, oversight of the external audit function and quarterly review functions, building and managing large multi-locational teams; significant involvement in Investor Relation functions, and presenting financial reporting and compliance related matters to Audit Committees and Boards of Directors.

Mr. Webb received his Bachelors of Science degree in Accounting from the University of Maryland with Summa Cum Laude honors. Mr. Webb is an active Certified Public Accountant in the state of Maryland.

Henry Cole

Mr. Cole serves as President of Global Development International, LLC, a position he has held since 2007, where he provides development support, management and oversight for companies and varied program initiatives in medical and healthcare programs and products, including — Instant Labs Medical Diagnostics, Inc. (molecular diagnostics, hospital based infections), MedPharm, Inc. (global and developing country hospital and clinic support), MPRC Group, LTD (medical equipment, medical system planning and support throughout the Middle East), and various others. Mr. Cole previously served from 1989 to 2005 as President and Corporate Officer at Futures Group International and Futures Group Holdings. Under his direction, corporate programs expanded to offices in over 40 countries.

Mr. Cole has served on the boards of numerous organizations including the Millennium Project from 1996 to 2006; the Futures Institute for Sustainable Development from 2001 to 2005; Foundation Against HIV and AIDS from 2007 to 2011; Kids Save International from 2006 to 2012; Triple Win International from 2008 to 2013; and others. He has worked in over 28 countries, with in-depth experience in Egypt, Turkey, Ghana, Cameroon, Kenya, Sudan, Sahelian Africa, Haiti, Trinidad, Bahamas, Philippines, Indonesia and India. His undergraduate studies were from Yale University and graduate studies from Johns Hopkins University, both in economics.

Our Board of Directors appointed Mr. Cole in recognition of his abilities to assist our company in expanding its business and the contributions he can make to our strategic direction.

Name	Biographical Summary
Danica Holley	Ms. Holley has served as our chief operating officer since March 30, 2016. Ms. Holley's business development and management experience spans more than 18 years with an emphasis on working in an international environment. She has extensive experience in international program management, government procurement, and global business roll-outs and start-ups. As Executive Director for Safe Blood International Foundation, from April 15, 2008 to present, she oversaw national health initiatives in Africa and Asia, including an Ebola response project. Ms. Holley has held management positions as the Director of Strategy, Corporate Business Development for WorldSpace, Inc. from 1997 to 2000, Director of Marketing for Corporate and Business at ISI Professional Services from 2000 to 2001, and Director of Administration at Tanzus Development from 1996 to 1997 and SK&I Architectural Design Group, LLC from 2003 to 2007. Ms. Holley has more than a decade of experience managing multinational teams for complex service delivery across disciplines.

She received a B.S.F.S from the Edmund Walsh School of Foreign Service at Georgetown University in International Law, Politics and Organization, an African Studies Certificate and Arabic Proficiency (May 1994). She studied International Organization at the School for International Training, Brattleboro, Vermont and Rabat, Morocco (January – June 1993). She is an ICF certified executive leadership coach and an alumna of Georgetown University's Graduate Leadership Coaching Program (September 2010).

Matthew L. Cypher, Ph. D	In July 2012, Dr. Cypher joined the faculty at Georgetown University's McDonough School of Business as the director of the Real Estate Finance Initiative (since April 2015, the Steers Center for Global Real Estate). He serves as a professor of real estate at both the graduate and undergraduate levels and tailors coursework to teach the Four Quadrants of the real estate capital markets — public, private, debt and equity. From 2005 to 2012, he served as a director at Invesco Real Estate where he was responsible for oversight of the underwriting group, which acquired $10.2 billion worth of institutional real estate during his leadership tenure. Dr. Cypher personally underwrote $1.5 billion of acquisitions culminating with the purchase of 230 Park Avenue in New York, which Invesco acquired on behalf of its client capital in June 2011. He also oversaw the valuations group, which marked to market Invesco's more than $13 billion North American portfolio, and served as a member of the firm's investment committee and investment strategy group. He has held positions as an Adjunct Professor at Southern Methodist University and a Visiting Professor at University of Texas at Arlington.

Dr. Cypher received his Bachelor's Degree from Penn State University and both his Master's and Doctorate from Texas A&M University.

Our Board of Directors concluded that Dr. Cypher should serve as a director of our company because of his extensive knowledge in real estate.

- administer our day-to-day operations and perform and supervise the performance of such other administrative functions necessary to our management as may be agreed upon by our advisor and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations.

Our advisor currently also manages American Housing REIT Inc., a REIT focused on the acquisition and operation of single-family homes as rental properties, and may provide advisory services to other REITs or property related entities in the future. Our advisor will continue to provide these services in the future and may engage in other business ventures. As a result, the resources of our advisor will not be dedicated exclusively to our business. Nevertheless, pursuant to the management agreement, the advisor must devote sufficient resources to our administration to discharge its duties under the management agreement.

Rights to Designate Board Nominees

During the term of the management agreement, our advisor will have the right to nominate three members on our board of directors to be duly elected by our stockholders at each annual meeting of stockholders during the term. If at any time, ZH International and its affiliates own less than 10% of our outstanding common stock, on a fully diluted basis assuming conversion of all outstanding OP units, LTIP units and other convertible securities into shares of our common stock, our advisor will have the right to nominate two members on our board of directors to be duly elected by our stockholders at each subsequent annual meeting of our stockholders during the term.

Term and Termination

The initial term of the amended and restated management agreement will expire on the third anniversary of the closing date of this offering and will automatically renew for an unlimited number of successive one-year periods thereafter, unless the agreement is not renewed or is terminated in accordance with its terms. If our board of directors decides to terminate or not renew the management agreement, we will generally be required to pay the advisor a termination fee equal to three times the sum of the average annual base management fee and the average annual incentive compensation with respect to the previous eight fiscal quarters ending on the last day of the fiscal quarter prior to termination. Subsequent to the initial term, we may terminate the management agreement only under certain circumstances.

Base Management Fee

We will pay our advisor a base management fee in an amount equal to: 1.5% of our stockholders' equity per annum, calculated quarterly for the most recently completed fiscal quarter and payable in quarterly installments in arrears.

For purposes of calculating the base management fee, our stockholders' equity means: (a) the sum of (1) our stockholders' equity as of March 31, 2016, (2) the aggregate amount of the conversion price (including interest) for the conversion of our outstanding convertible debentures into our common stock and OP units upon completion of this offering, and (3) the net proceeds from (or equity value assigned to) all issuances of our equity and equity equivalent securities (including common stock, common stock equivalents, preferred stock, LTIP units and OP units issued by us or our Operating Partnership) in this offering, or in any subsequent offering (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), less (b) any amount that we pay to repurchase shares of our common stock or equity securities of our OP. Our stockholders' equity also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders' equity as reported in our financial statements prepared in accordance with GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our advisor and our independent directors and approval by a majority of our independent directors. As a result, our stockholders' equity, for purposes of calculating the base management fee, could be greater or less than the amount of stockholders' equity shown on our financial statements.

The base management fee of our advisor shall be calculated within 30 days after the end of each quarter and such calculation shall be promptly delivered to us. We are obligated to pay the quarterly installment of the base management fee calculated for that quarter in cash within five business days after delivery to us of the written statement of our advisor setting forth the computation of the base management fee for such quarter.

Incentive Compensation Fee

We will pay our advisor an incentive fee with respect to each calendar quarter (or part thereof that the management agreement is in effect) in arrears. The incentive fee will be an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) our AFFO (as defined below) for the previous 12-month period, and (ii) the product of (A) the weighted average of the issue price of equity securities issued in this offering and in future offerings and transactions, multiplied by the weighted average number of all shares of common stock outstanding on a fully-diluted basis (including any restricted stock units, any restricted shares of common stock, OP units, LTIP units, and shares of common stock underlying awards granted under our 2016 Equity Incentive Plan or any future plan in the previous 12-month period, and (B) 8%, and (2) the sum of any incentive fee paid to our advisor with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive fee is payable with respect to any calendar quarter unless AFFO is greater than zero for the four most recently completed calendar quarters, or the number of completed calendar quarters since the closing date of the offering, whichever is less. For purposes of calculating the incentive fee during the first 12 months after completion of the offering, AFFO will be determined by annualizing the applicable period following completion of the offering.

AFFO is calculated by adjusting our funds from operations, or FFO, by adding back acquisition and disposition costs, stock based compensation expenses, amortization of deferred financing costs and any other non-recurring or non-cash expenses, which are costs that do not relate to the operating performance of our properties, and subtracting loss on extinguishment of debt, straight line rent adjustment, recurring tenant improvements, recurring leasing commissions and recurring capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Funds from Operations" and "— Adjusted Funds from Operations" for additional information.

Assume, as an example, the following:

- AFFO for the 12-month period equals $10,000,000;

- shares of common stock are outstanding and the weighted average number of shares of common stock outstanding during the 12-month period is 10,526,656 and 10,500,000, respectively;

- weighted average issue price per share of common stock is $11.25; and

- incentive fees paid during the first three quarters of such 12-month period are $0.

Under these assumptions, the quarterly incentive fee payable to our advisor would be $110,000, as calculated below:

1.	AFFO	$10,000,000
2.	Weighted average issue price per share of common stock of $11.25 multiplied by the weighted average number of shares of common stock outstanding multiplied by 8%.	$ 9,450,000
3.	Excess of AFFO over amount calculated in 2 above	$ 550,000
4.	20% of the amount calculated in 3 above	$ 110,000
5.	Incentive fee equals the amount calculated in 4 above less the incentive fees paid during the first three quarters of such previous 12-month period	$ —
6.	Quarterly incentive fee payable to our advisor	$ 110,000

Pursuant to the calculation formula, if AFFO increases and the weighted average share price and weighted average number of shares of common stock outstanding remain constant, the incentive fee will increase.

One half of each quarterly installment of the incentive fee will be payable in LTIP units, calculated pursuant to the formula above. The remainder of the incentive fee will be payable in cash or in LTIP units, at the election of our board of directors, in each case calculated pursuant to the formula above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

We have entered into a management agreement with our advisor, Inter-American Management LLC, to serve as our advisor and provide most of the services that we require, which will be amended and restated upon the closing of this offering. All of our officers also serve as officers, employees and/or directors of our advisor. As a result, the management agreement was negotiated between related parties, and the terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. See "Our advisor and the Management Agreement."

Convertible Debentures with Majority Stockholder

As of March 31, 2016, we have an aggregate of $25,030,134 of convertible debentures outstanding, all of which are held by ZH USA, LLC, our majority stockholder. ZH International is the sole member of ZH USA, LLC. ZH International is also the 85% owner of our advisor. Our directors, Zhang Jingguo and Zhang Huiqi, are affiliated with ZH International.

In connection with this offering, we expect to enter into an agreement with ZH International, our sponsor and the owner of our majority stockholder, ZH USA, LLC, to repay $10.0 million of our outstanding convertible debentures out of the net proceeds of this offering and to convert the remaining $15.0 million of our outstanding convertible debentures through the Debenture Conversion. Upon the completion of this offering and the completion of the Debenture Conversion, ZH USA, LLC will own 16.9% of our outstanding common stock and 7.4% of our outstanding OP Units.

2016 Equity Incentive Plan

Prior to the completion of this offering, we will have adopted the 2016 Equity Incentive Plan for our directors, officers, employees and consultants, including officers and employees of our advisor. We expect that a number of shares of our common stock equal to 7% of our outstanding shares of common stock on a fully diluted basis upon completion of this offering will be available for issuance under awards granted pursuant to our 2016 Equity Incentive Plan, (including 7% of any shares sold pursuant to any exercise of the underwriters' over-allotment option) less awards made in connection with the completion of this offering. See "Management — 2016 Equity Incentive Plan" for a description of the 2016 Equity Incentive Plan and the LTIP unit awards we expect to make to our directors and officers upon completion of this offering.

ZH USA, LLC Loan

On June 7, 2016, we received an interest free loan from ZH USA, LLC in the principal amount of $1.5 million to be repaid in connection with the closing of this offering.

Indemnification of Officers and Directors

Our charter and bylaws provide for certain indemnification rights for our directors and officers and we have entered into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in other capacities, to the maximum extent permitted by Maryland law. See "Management — Limitation of Liability and Indemnification."

Related Party Transaction Policies

We expect that, in connection with the closing of this offering, our board of directors will adopt a written policy regarding the approval of any "related person transaction," which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, where the amount involved exceeds $120,000, and a "related person" (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to our Secretary any related person transaction and all material facts about the transaction. Our Secretary would then assess and promptly communicate that information to the audit committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, our audit committee will decide whether or not to approve such

STRUCTURE AND FORMATION OF OUR COMPANY

Overview

We were incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. In September 2013, a majority of our shares of common stock were acquired by ZH International Holdings, Ltd., which was previously known as Heng Fai Enterprises, Ltd. Effective January 6, 2014, we changed our name to Global Medical REIT Inc. in connection with our conversion into a Maryland corporation. We will conduct our business through an UPREIT structure in which our healthcare facilities are owned by our Operating Partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under "— Our Operating Partnership." We are the sole member of the general partner, which is the sole general partner of our Operating Partnership and, upon completion of this offering, will own approximately 89.1% of the partnership interests in our Operating Partnership. Our board of directors will oversee our business and affairs.

Our Operating Partnership

In March 2016, we formed our Operating Partnership and will contribute our healthcare facilities to the Operating Partnership in exchange for common units of limited partnership interest in the Operating Partnership. We own Global Medical REIT GP, LLC, which is the sole general partner of our Operating Partnership.

Following the completion of this offering, substantially all of our assets will be held by, and our operations will be conducted through, our Operating Partnership. We will contribute the net proceeds from this offering to our Operating Partnership in exchange for partnership interests therein. Our interest in our Operating Partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to our percentage ownership. As the sole general partner of our Operating Partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in "Description of the Partnership Agreement of Global Medical REIT LP" Our board of directors will manage our business and affairs.

Beginning on the first anniversary of the completion of this offering, each limited partner of our Operating Partnership will have the right to require our Operating Partnership to redeem part or all of its OP units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our shares of common stock set forth in our charter and described under the section entitled "Description of Our Capital Stock — Restrictions on Ownership and Transfer." With each redemption of LTIP units, our percentage ownership interest in our Operating Partnership and our share of our Operating Partnership's cash distributions and profits and losses will increase. See "Description of the Partnership Agreement of Global Medical REIT LP."

Without the consent of the limited partners, we may (i) merge or consolidate our Operating Partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our Operating Partnership in a transaction pursuant to which the limited partners (other than us or any of its subsidiaries) receive consideration as set forth above.

Capital Contributions

We will contribute, directly, to our Operating Partnership substantially all of the net proceeds of this offering as a capital contribution in exchange for additional OP units. Upon completion of this offering and the contribution of the net proceeds of this offering to our Operating Partnership, we will own an approximate 89.1% (90.4% if the underwriters exercise their overallotment option in full) partnership interest in our Operating Partnership, including general and OP units, directly. The partnership agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from borrowings or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds of any future offering of shares as additional capital to our Operating Partnership. If we contribute additional capital to our Operating Partnership, we will receive additional OP units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our Operating Partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our Operating Partnership, the general partner will revalue the property of our Operating Partnership to its fair market value (as determined by the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by the general partner) on the date of the revaluation. Our Operating Partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our Operating Partnership, including the partnership interests we own.

Redemption Rights

Pursuant to the partnership agreement, limited partners, other than us, will receive redemption rights, which will enable them to cause our Operating Partnership to redeem their OP units in exchange for cash or, at the option of the general partner, shares of our common stock on a one-for-one basis, commencing one year from the date of issuance of such units. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our Operating Partnership of the intention to be redeemed no less than 60 days prior to the redemption date, and each limited partner must submit for redemption at least 1,000 OP units or, if such limited partner holds less than 1,000 OP units, all the OP units owned by such limited partner. The number of shares of common stock issuable upon redemption of OP units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

- result in any person owning, directly or indirectly, shares of common stock in excess of the share ownership limit in our charter;

- result in our being owned by fewer than 100 persons (determined without reference to any rules of attribution);

- result in our being ''closely held'' within the meaning of Section 856(h) of the Code;

- cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, our Operating Partnership's or a subsidiary partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code;

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of March 31, 2016, and after giving effect to this offering, including shares of our common stock issuable upon redemption of OP units and LTIP units to be outstanding following the completion of this offering for (1) each person who is or is expected to be the beneficial owner of 5% or more of our outstanding shares of common stock immediately following the completion of this offering, (2) each of our directors, director nominees and named executive officers, and (3) all of our directors, director nominees and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold OP units or LTIP units, as opposed to shares of common stock, is set forth in the footnotes below.

The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Global Medical REIT, Inc., 4800 Montgomery Lane #450, Bethesda, Maryland 20814. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security for a loan.

Name of Beneficial Owner	As of March 31, 2016		After the Offering	
	Number of Shares Beneficially Owned[1]	Percentage of Shares	Number of Shares Beneficially Owned	Percentage of Shares
David A. Young	—	—	18,000[4]	*
Conn Flanigan	—	—	4,000[5]	*
Donald McClure	—	—	5,000[6]	*
Jeffrey Busch	—	—	14,000[7]	*
Zhang Jingguo[2][3]	3,388,937	99.97%	2,604,500	22.1%
Ronald Marston	—	—	2,750[8]	*
Roscoe Moore	—	—	2,750[8]	*
Henry Cole	—	—	2,750[8]	*
Allen Webb	—	—	4,000[9]	*
Danica Holley	—	—	4,000[9]	*
Alfonzo Leon	—	—	4,000[9]	*
Matthew L. Cypher, Ph. D	—	—	2,750[8]	*
Kurt R. Harrington	—	—	2,750[8]	*
Zhang Huiqi	—	—	6,000[10]	*
ZH USA, LLC[2]	3,388,937	99.97%	2,604,500	22.1%
All executive officers, directors and director nominees as a group (15 people)	3,388,937	99.97%	2,676,150	22.7%

---

*   Less than 1%.

(1)   Based on 1,426,656 shares of common stock outstanding and 1,963,456 shares issuable to ZH USA, LLC as of March 31, 2016 pursuant to outstanding convertible debentures.

(2)   The amount beneficially owned by Mr. Zhang Jingguo consists of (i) 1,425,481 shares currently owned by ZH USA, LLC and (ii) 424,612 shares and 754,407 OP units issuable to ZH USA, LLC upon conversion of the $15,030,124 of convertible debentures in connection with the closing of this offering. Mr. Zhang has voting and dispositive control over securities held by ZH USA, LLC, whose address is 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong, PRC.

(3)   Mr. Zhang is the Managing Director of ZH International Holdings, Ltd., the owner of ZH USA, LLC and has voting and dispositive control over securities held by ZH USA, LLC.

(4)   Includes 18,000 LTIP units convertible into shares of common stock on a one-for-one basis.

(5)   Includes 4,000 LTIP units convertible into shares of common stock on a one-for-one basis.

(6)   Includes 5,000 LTIP units convertible into shares of common stock on a one-for-one basis.

(7)   Includes 14,000 LTIP units convertible into shares of common stock on a one-for-one basis.

(8)   Includes 2,750 LTIP units convertible into shares of common stock on a one-for-one basis.

(9)   Includes 4,000 LTIP units convertible into shares of common stock on a one-for-one basis.

(10) Includes 6,000 LTIP units convertible into shares of common stock on a one-for-one basis.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock that will be in effect immediately following the completion of this offering. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See "Where You Can Find More Information."

General

Our charter provides that we may issue up to 510,000,000 shares of capital stock, consisting of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of March 31, 2016, 1,426,656 shares of common stock are issued and outstanding on a fully diluted basis. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. Upon completion of this offering, 12,063,925 shares of common stock will be issued and outstanding on a fully diluted basis, including 13,428,925 shares if the underwriters' overallotment option is exercised in full, and no preferred stock will be issued and outstanding. Our 2016 Equity Incentive Plan provides for grants of equity-based awards up to an aggregate of a number of shares of our common stock equal to 7% of the outstanding shares of our common stock upon completion of this offering (on a fully diluted basis and including any shares sold pursuant to the underwriters' exercise of their overallotment option, less the number of shares underlying the awards we grant in connection with the closing of this offering).

Under Maryland law, stockholders are not personally liable for the obligations of a corporation solely as a result of their status as stockholders.

Common Stock

All of the shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding the restrictions on ownership and transfer of stock, holders of our shares of common stock are entitled to receive distributions on such shares of common stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities, and subject to the rights of holders of our preferred stock, if any outstanding at such time.

The shares of our common stock that we are offering will be issued by us and do not represent any interest or obligation of our advisor or any of its affiliates. Further, the shares are not a deposit or other obligation of any bank, are not an insurance policy of any insurance company and are not insured or guaranteed by the FDIC, any other governmental agency or any insurance company. The shares of our common stock will not benefit from any insurance guaranty coverage or any similar protection.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such share of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors, which means that the stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors can elect all of the directors then standing for election, and the remaining stockholders will not be able to elect any directors.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding 10,951,268 shares of common stock (12,316,268 shares if the underwriters' overallotment option is exercised in full). In addition, upon completion of this offering, 1,112,657 shares of common stock will be reserved for issuance upon redemption of (i) 358,250 LTIP units to be awarded upon completion of this offering and (ii) 754,407 OP units to be issued upon completion of this offering in exchange for the conversion of a portion of our outstanding convertible debentures.

Of these shares, the 9,100,000 shares sold in this offering (10,465,000 shares if the underwriters' overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our ''affiliates,'' as that term is defined by Rule 144 under the Securities Act. The remaining shares of common stock issuable to officers, directors and affiliates upon redemption of LTIP units will be ''restricted shares'' as defined in Rule 144.

Prior to this offering, there has been a limited trading market for our shares of common stock on the OTC markets. Trading of our shares of common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our shares of common stock (including shares issued upon the redemption of LTIP units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See ''Risk Factors — Risks Related to this Offering.''

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see ''Description of Our Capital Stock — Restrictions on Ownership and Transfer.''

2016 Equity Incentive Plan

We will have adopted our 2016 Equity Incentive Plan prior to the completion of this offering. The 2016 Equity Incentive Plan will provide for the grant of equity-based awards to our directors, officers, employees and consultants, including officers and employees of our advisor. An aggregate of 358,250 LTIP units and restricted shares of our common stock are expected to be granted upon completion of this offering pursuant to the 2016 Equity Incentive Plan. In addition, we expect that an aggregate of 461,147 additional shares will be available for future issuance under our 2016 Equity Incentive Plan, equal to 7% of the fully diluted outstanding shares of our common stock upon completion of this offering, (including 7% of any shares sold pursuant to any exercise of the underwriters' over-allotment option) less the number of shares underlying the awards we grant in connection with the closing of this offering.

We will file or will have filed with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under our 2016 Equity Incentive Plan. Shares of common stock covered by this registration statement, including any shares of common stock issuable upon the settlement of equity-based awards, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

In addition to the limits placed on the sale of our shares of common stock by operation of Rule 144 and other provisions of the Securities Act, our directors, executive officers, director nominees and their affiliates have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible into, exchangeable for or exercisable for shares of common stock owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the date of this prospectus, without the prior written consent of Wunderlich Securities, Inc.

UNDERWRITING

We have entered into an underwriting agreement with Wunderlich Securities, Inc., as representative of the underwriters named below, with respect to the shares of our common stock subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
Wunderlich Securities, Inc.	
Oppenheimer & Co. Inc.	
BB&T Capital Markets, a division of BB&T Securities, LLC	
Compass Point Research & Trading, LLC	
D.A. Davidson & Co.	
Total	9,100,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares of our common stock being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares of our common stock in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares. The underwriting agreement also provides that if an underwriter defaults, the representative will have the right within 36 hours after such default to make alternative arrangements for one or more non-defaulting underwriters, or any other underwriter, to purchase all, but not less than all, of the commitments of the defaulting underwriter. If the representative is unable to complete such arrangements within such 36-hour period, the representative may terminate the offering if the commitment of the defaulting underwriter exceeds 10% of the aggregate commitment of the underwriters. If a new underwriter is substituted for a defaulting underwriter, the non-defaulting underwriters will have the right to postpone the closing for a period of up to five business days in order that any necessary changes in this registration statement and prospectus and other documents may be effected.

The representative of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $ per share for the common stock. After the completion of the offering, the underwriters may change the offering price and other selling terms. Certain of the underwriters may sell shares to the public through one or more of their affiliates as selling agents.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or their controlling persons or other indemnified parties may be required to make in respect of any such liabilities.

Identified Purchasers Plan

At our request, the underwriters have reserved for sale at the initial public offering price up to 10% of the shares of our common stock being sold in this offering for certain identified investors with whom we have an existing relationship. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these investors will be offered by the underwriters to the general public on the same basis as the other shares in this offering. No advisory fee will be paid to Wunderlich relating to the shares sold to these identified investors, and the underwriting discount will be $ per share, or 1% of the initial public offering price, for any such shares.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock to cover over-allotments, if any, and assuming that none of the shares reserved for sale under the Identified Purchasers Plan described above are sold under that plan.

| | | Total | |
	Per Share	Without Over-Allotment	With Over-Allotment
Underwriting discount paid by us	$ —	$ —	$ —
Proceeds, before expenses, to us	$	$	$

We have applied to list our common stock on the New York Stock Exchange under the symbol "GMRE." We have agreed to reimburse the underwriters for certain offering-related expenses incurred by them, including the legal fees and disbursements of their counsel. We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1,710,070, which includes up to $575,000 of expenses incurred by the underwriters in connection with this offering that we have agreed to pay.

Other arrangements with Wunderlich

Further, we will pay Wunderlich Securities, Inc. an advisory fee equal to 0.50% of the gross proceeds of this offering in cash. This fee will not be payable with respect to any shares sold under the Identified Purchasers Plan described above.

Subject to FINRA Rule 5110(f)(2)(E), we have granted a right of first refusal to Wunderlich Securities, Inc. with respect to certain offerings of our equity securities within 18 months following the completion of this offering, subject to certain limitations. FINRA deems this right of first refusal to be an additional item of compensation received by the underwriters.

We also expect to engage Wunderlich Securities, Inc. to serve as our financial advisor for a period of one year following completion of this offering with market-based fees.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of   additional shares of common stock from us, to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount.

Lock-Up Agreements

Our directors, executive officers, director nominees and their affiliates will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons and entities, with certain exceptions, for a period of 180 days after of the date of this prospectus, may not, without the prior written consent of the representative, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our equity securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (iii) announce the intention to effect any of the transactions referred to in clauses (i) or (ii) above, or (iv) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. However, with

GLOBAL MEDICAL REIT INC.

Overview to Unaudited Pro Forma Consolidated Financial Statements

Global Medical REIT Inc. (the "Company," "us," "we," "our") was incorporated in the state of Nevada on March 18, 2011 under the name Scoop Media, Inc. ("Scoop Media"), which was acquired in 2013 by ZH International Holdings Ltd. (formerly known as Heng Fai Enterprises, Ltd.), a Hong Kong limited company. ZH International is the owner of our majority stockholder, ZH USA, LLC. A public company traded on the Hong Kong exchange, ZH International is engaged in global real estate development, investment, management and sales and REIT management. We converted into a Maryland corporation, effective January 6, 2014. Our principal investment strategy is to develop and manage a portfolio of real estate assets in the healthcare industry, which includes surgery centers, specialty hospitals, and outpatient treatment centers

The accompanying unaudited pro forma consolidated financial statements have been derived from our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of March 31, 2016 is presented to reflect adjustments to our historical consolidated balance sheet as of March 31, 2016 as if our offering transactions were completed on March 31, 2016. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2016 and the twelve months ended December 31, 2015 are presented as if the property acquisitions/financing transactions were completed on January 1, 2015 and do not reflect any adjustments for the offering transactions.

The following unaudited pro forma consolidated financial statements should be read in conjunction with (i) our historical unaudited consolidated financial statements as of March 31, 2016 and for the three months ended March 31, 2016, (ii) our audited consolidated financial statements as of December 31, 2015 and for the twelve months ended December 31, 2015 and (iii) the "Risk Factors," and "Cautionary Note Regarding Forward-Looking Statements" sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable.

The following unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual consolidated financial position would have been as of March 31, 2016 assuming our property acquisitions/financing transactions and our offering transactions had all been completed on March 31, 2016, and what our actual consolidated results of operations would have been for the three months ended March 31, 2016 and the twelve months ended December 31, 2015 assuming the property acquisitions/financing transactions were completed on January 1, 2015, and additionally are not indicative of our consolidated future results of operations or financial condition, and should not be viewed as indicative of our future consolidated results of operations or financial condition.

GLOBAL MEDICAL REIT INC.

Pro Forma Consolidated Balance Sheet
As of March 31, 2016
(Unaudited)

	Historical As of March 31, 2016	Offering Adjustments	Pro Forma As of March 31, 2016
Assets			
Investment in real estate, gross	$94,084,262	9,200,600	$103,284,862
Less: accumulated depreciation	(1,388,081)	—	(1,388,081)
Investment in real estate, net	92,696,181	9.200,600[(a)]	101,896,781
Cash	507,281	56,014,671[(b)]	56,521,952
Restricted cash	1,277,831	—	1,277,831
Tenant receivables	261,955	—	261,955
Prepaid assets	27,925	—	27,925
Escrow deposits	889,519	—	889,519
Deferred assets	436,068	—	436,068
Total assets	$96,096,760	65,215,271	$161,312,031
Liabilities and Stockholders' Equity Liabilities			
Accrued expenses	$ 1,568,004	—	$ 1,568,004
Security deposits	319,499	—	319,499
Due to (from) related parties, net	1,068,562	(1,500,000)[(b)]	(431,438)
Convertible debenture, due to majority stockholder	25,030,134	(25,030,134)[(c)]	—
Note payable to majority stockholder	421,000	—	421,000
Note payable to related party	450,000	—	450,000
Note payable related to acquisitions, net of unamortized discount of $1,302,730 historical and $1,170,514 pro forma	54,488,884	(14,535,443)[(d)]	39,953,441
Total Liabilities	83,346,083	(41,065,577)	42,280,506
Total equity:			
Stockholders' equity:			
Common stock	1,427	9,883[(e)]	11,310
Additional paid-in capital	18,010,613	100,726,751[(f)]	118,737,364
Accumulated deficit	(5,261,363)	(4,072,966)[(g)]	(9,334,329)
Total stockholders' equity	12,750,677	96,663,668	109,414,345
Non-controlling interests in operating partnership units	—	9,617,180[(h)]	9,617,180
Total equity	12,750,677	106,280,848	119,031,525
Total liabilities and stockholders' equity	$96,096,760	65,215,271	$161,312,031

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Pro Forma Consolidated Statement of Operations
For the Three Months Ended March 31, 2016
(Unaudited)

	Historical	Acquisition/ Financing Adjustments	Pro Forma
	Three Months Ended March 31, 2016		Three Months Ended March 31, 2016
Rental revenue	$ 1,298,978	636,519[(i)]	$ 1,935,497
Other income	15,081	—	15,081
Total revenue	1,314,059	636,519	1,950,578
Expenses:			
Management fees – related party	90,000	—	90,000
General & administrative	888,529	—	888,529
Acquisition fee – related party	754,000	—	754,000
Depreciation expense	398,830	188,245[(j)]	587,075
Interest expense	1,129,263	407,527[(k)]	1,536,790
Total expenses	3,260,622	595,772	3,856,394
Net Loss	$(1,946,563)	40,747	$(1,905,816)
Basic and Diluted:			
Net loss per share	$ (3.11)		$ (3.05)
Weighted Average Shares Outstanding	624,978		624,978

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Pro Forma Consolidated Statement of Operations
For the Twelve Months Ended December 31, 2015
(Unaudited)

	Historical	Acquisition/ Financing Adjustments	Pro Forma
	Twelve Months Ended December 31, 2015		Twelve Months Ended December 31, 2015
Rental revenue	$ 2,049,196	5,501,917[(l)]	$ 7,551,113
Other income	12,471	—	12,471
Total revenue	2,061,667	5,501,917	7,563,584
Expenses:			
Management fees – related party	360,000	—	360,000
General & administrative	505,141	525,000[(m)]	1,030,141
Acquisition fee – related party	627,000	754,000[(n)]	1,381,000
Depreciation expense	659,671	1,675,424[(o)]	2,335,095
Interest expense	1,519,102	3,980,112[(p)]	5,499,214
Total expenses	3,670,914	6,934,536	10,605,450
Net Loss	$(1,609,247)	(1,432,619)	(3,041,866)
Basic and Diluted:			
Net loss per share	$ (6.44)		$ (12.17)
Weighted Average Shares Outstanding	250,000		250,000

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

GLOBAL MEDICAL REIT INC.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 3 — Unaudited Pro Forma Consolidated Balance Sheet Adjustments as of March 31, 2016

(a) Represents the addition of the gross investment in real estate related to the Wyomissing Facilities. The Company executed an asset purchase agreement for the facilities on April 19, 2016.

(b) Reflects gross proceeds from the offering of $100,100,000 million, which will be reduced by $1,710,070 million in transaction costs and $7,007,000 in underwriters' discounts and commissions, resulting in net proceeds to us of approximately $91,382,930 million. These costs will be charged against the gross offering proceeds upon completion of the offering. A summary is as follows:

Gross proceeds	$100,100,000
Transaction costs	1,710,070
Underwriters' discounts and commissions	7,007,000
Net proceeds	$ 91,382,930

In connection with the offering, we expect to use a portion of the proceeds as follows:

Repay a portion of our outstanding convertible debentures	$10,000,000
Repay an outstanding mortgage loan from Capital One	14,667,659
Acquisition of properties in investment pipeline	9,200,600
Repay loan dated June 7, 2016 from majority shareholder (not included in March 31, 2016 historical balances)	1,500,000
General corporate and working capital purposes (net cash adjustment)	56,014,671
Total use of proceeds	$91,382,930

(c) Repay a portion of outstanding convertible debentures	$10,000,000
Conversion of convertible debentures to common stock and operating partnership units	15,030,134
Total convertible debenture adjustment	$25,030,134

(d) Repay an outstanding mortgage loan from Capital One	$14,667,659
Write-off of unamortized debt discount	(132,216)
Total note payable related to acquisitions adjustment	$14,535,443

(e) IPO share issuance (9,100,000 sh.) at $0.001 per	$9,100
LTIP issuances (358,250 sh.) at $0.001 par	358
Conversion of convertible debentures (424,612 sh.) at $0.001 per	425
Total common stock adjustment	$9,883

(f) APIC related to IPO shares	$100,090,900
APIC related to convertible debenture conversion	5,412,529
APIC related to LTIP grants	3,940,392
Reduction in APIC related to underwriters commissions	(7,007,000)
Reduction in APIC related to deferred offering costs	(1,710,070)
Total APIC adjustment	$100,726,751

GLOBAL MEDICAL REIT INC.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 3 — Unaudited Pro Forma Consolidated Balance Sheet Adjustments as of March 31, 2016 – (continued)

(g)

Compensation expense related to 358,250 LTIP shares at $11 per share........	$3,940,750
Write-off of unamortized debt discount..............................	132,216
Total accumulated deficit adjustment	$4,072,966

(h) Pro forma adjustment of $9,617,180 represents 754,407 of operating partnership units at $12.748 per share issued to our majority shareholder related to the conversion of convertible debentures.

Note 4 — Unaudited Pro Forma Consolidated Statement of Operations Adjustments for the Three Months Ended March 31, 2016

(i) Represents rental revenue earned from the facilities based upon the terms of their respective lease agreements.

	Rental Revenue
Wyomissing Facilities	$172,511
Melbourne Facility	276,250
Michigan Facility	95,000
Plano Facility	92,758
Total rental revenue adjustment	$636,519

(j) Represents depreciation expense incurred on the facilities using an estimated useful life of 40 years.

	Depreciation Expense
Wyomissing Facilities	$ 40,637
Melbourne Facility	89,063
Michigan Facility	28,250
Plano Facility	30,295
Total depreciation expense adjustment	$188,245

(k) Represents interest expense incurred as follows:

	Interest Expense
Proceeds from Cantor Loan at 5.22%	$381,607
Amortization of debt discount, primarily Cantor Loan over 10 years	25,920
Total interest expense adjustment	$407,527

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 5 — Unaudited Pro Forma Consolidated Statement of Operations Adjustments for the Twelve Months Ended December 31, 2015

(l) Represents rental revenue earned from the facilities based upon the terms of their respective lease agreements.

	Rental Revenue
Wyomissing Facilities	$ 690,045
Melbourne Facility	1,105,000
Michigan Facility	380,000
Plano Facility	1,278,000
Gastro One Facilities	1,409,940
West Mifflin Facility	638,932
Total rental revenue adjustment	$5,501,917

(m) The pro forma general and administrative expense pro forma adjustment of $525,000 represents expenses incurred of $500,000 for a development fee incurred under the terms of the Plano Facility asset purchase agreement and $25,000 in expenses incurred in connection with the close of the Plano Facility acquisition.

(n) Represents the 2% acquisition fee incurred by the Company (based on the purchase price of each facility) and paid to the advisor for the following facility acquisitions under the terms of the management agreement. Detail is as follows:

	Acquisition Fees
Melbourne Facility	$309,000
Michigan Facility	95,000
Plano Facility	350,000
Total acquisition fees adjustment	$754,000

(o) Represents depreciation expense incurred on the facilities using an estimated useful life of 40 years.

	Depreciation Expense
Wyomissing Facilities	$ 162,546
Melbourne Facility	356,250
Michigan Facility	113,000
Plano Facility	417,403
Gastro One Facilities	436,281
West Mifflin Facility	189,944
Total depreciation expense adjustment	$1,675,424

Note 5 — Unaudited Pro Forma Consolidated Statement of Operations Adjustments for the Twelve Months Ended December 31, 2015 – (continued)

(p) Represents interest expense incurred as follows:

	Interest Expense
Proceeds from Cantor Loan at 5.22%	$1,675,483
West Mifflin Facility debt from majority stockholder at 8%	266,025
West Mifflin Facility debt from third party at 3.72%	209,644
Gastro One Facilities debt from majority stockholder at 8%	1,672,000
Amortization of debt discount, primarily Cantor Loan over 10 years	103,681
Write off of debt discount related to debt refinanced by Cantor Loan	53,279
Total interest expense adjustment	$3,980,112

Until , 2016 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

9,100,000 Shares

Global Medical REIT Inc.

Common Stock

PROSPECTUS

Book-Running Managers

Wunderlich

Oppenheimer & Co.

Co-Lead Managers

BB&T Capital Markets

Compass Point

D.A. Davidson & Co.

, 2016

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC Registration Fee	$ 10,070
FINRA Listing Fee	15,500
NYSE Filing Fee	25,000
Printing and Engraving Expenses	50,000
Legal Fees and Expenses (other than Blue Sky)	1,300,000
Accounting Fees and Expenses	200,000
Transfer Agent and Registrar Fees	10,000
Other Expenses	99,500
	1,710,070

Item 32. Sales to Special Parties.

The Company has received funds from its majority stockholder ZH USA, LLC in the form of convertible interest bearing (8% per annum, payable in arrears) due on demand unsecured debt ("Convertible Debentures"). ZH USA, LLC may elect to convert all or a portion of the outstanding principal amount of the note into shares of common stock in an amount equal to the principal amount of the note, together with accrued but unpaid interest, divided by $12.748.

On July 1, 2014, we converted $7,468,142 loaned by ZH USA, LLC to Convertible Debentures.

On July 17, 2014, we converted $2,932,040 of the Convertible Debentures into 230,000 shares of our common stock at a price of $12.748.

On September 17, 2014, we issued $910,000 of Convertible Debentures to ZH USA, LLC.

On August 7, 2015, we issued $200,000 of Convertible Debentures to ZH USA, LLC.

On September 2, 2015, we issued $100,000 of Convertible Debentures to ZH USA, LLC.

On September 16, 2015, we issued $4,087,500 of Convertible Debentures to ZH USA, LLC.

On September 24, 2015, we issued $158,338 of Convertible Debentures to ZH USA, LLC.

On October 2, 2015, we issued $117,194 of Convertible Debentures to ZH USA, LLC.

On November 17, 2015, we issued $21,000 of Convertible Debentures to ZH USA, LLC.

On December 24, 2015, we issued $20,200,000 of Convertible Debentures to ZH USA, LLC.

On December 28, 2015, we issued $700,000 of Convertible Debentures to ZH USA, LLC.

On December 31, 2015, we issued $9,000,000 of Convertible Debentures to ZH USA, LLC.

On March 2, 2016, we converted $15,000,000 of the Convertible Debentures into 1,176,656 shares of our common stock at a price of $12.748.

From time to time in the future, we may grant under the 2016 Equity Incentive Plan restricted shares of our common, options to purchase our common stock or LTIP units to our directors, executive officers and certain officers and employees of our advisor and other individuals who provide services to us. As of the date of this prospectus, we have not made any grants under the 2016 Equity Incentive Plan.